SECURITIES

05045000

RECEIVED NOV 28 2005 209 SEC MAIL PROCESSING SECTION WASH, D.C.

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SEC FILE NUMBER
8-24519

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERT B. AUSDAL CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Bank Building, 220 Main Street
(No. and Street)

Davenport	Iowa	52801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Ausdal, Jr. 563-326-2064 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, P.L.C.
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road, Suite 290 North	Bettendorf	Iowa	52722
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED AUG 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert B. Ausdal Co., Inc, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MICHELLE L SWINNEY
Commission Number 725993
My Commission Expires
December 16, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on the Internal Accounting Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Robert B. Ausdal & Co., Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Robert B. Ausdal & Co., Inc. as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Robert B. Ausdal & Co., Inc. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
November 11, 2005

STATEMENT OF FINANCIAL CONDITION
September 30, 2005

Assets		
Cash and Cash Equivalents	$ 50,250	
Receivables:		
Client	5,175	
Commissions	38,441	
Prepaid Expenses	1,307	
Securities Owned at Market Value	115,934	
Leasehold Improvements, Furniture, and Equipment, Net of Accumulated Depreciation of $109,863	4,561	
Deposits with Clearing Organization	25,000	
Total Assets		$ 240,668
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts Payable and Accrued Expenses		26,746
Commitments and Contingent Liabilities		
Liability Subordinated to Claims of General Creditors		50,000
Stockholders' Equity:		
Capital Stock, Common, Par Value $1 Per Share; 100,000 Shares Authorized; 20,266 Shares Outstanding	20,266	
Additional Paid-In Capital	106,242	
Retained Earnings	37,414	
Total Stockholder's Equity		163,922
Total Liabilities and Stockholder's Equity		$ 240,668

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities serving individual and institutional customers in Eastern Iowa and Western Illinois. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

For transactions in mutual fund shares, limited partnership interests and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not hold customer funds or securities or perform custodial services for customers and effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Securities Transactions

Proprietary securities transactions (securities owned), commission revenues and related expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. As of September 30, 2005, the effect of transactions executed but not yet settled is not significant. Marketable securities owned are valued at market value and securities not readily marketable, if any, are valued at estimated fair value as determined by management, with the resulting net unrealized gains and losses included in earnings of the current period.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are billed annually but are recognized as earned on a pro-rata basis over the term of the contract.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as Securities Transactions occur.

Note 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents as of September 30, 2005 is $60, which has been segregated in a "special reserve bank account for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in this special account.

Note 3 - SECURITIES OWNED

Securities owned, at quoted market or estimated fair values, are summarized as follows:

Equity Securities	$114,446
Money Market Funds	1,488
	$115,934

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

At September 30, 2005 these securities at estimated fair values consist of equity securities of $20,100.

Note 4 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under a subordination agreement, approved by the National Association of Securities Dealers, with the principal officer-stockholders at September 30, 2005, is as follows:

Unsecured note, 10%, due November 20, 2009 $ 50,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 5 - INCOME TAXES

The income tax net operating loss carryforward for federal tax purposes as of September 30, 2005 is $8,177 and expires September 30, 2024.

The capital loss carryforward as of September 30, 2005, is $11,710 and expires September 30, 2008.

Book to tax timing differences include the unrealized gain on securities owned and unused capital losses on securities sold. No deferred income taxes have been recognized, as carryforwards for tax purposes offset gains not yet recognized.

Note 6 - DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan (SIMPLE) for employees covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1 percent to 3 percent of participating employees' compensation. Contributions to the plan totaled $4,438 for fiscal year ended September 30, 2005.

Note 7 - LEASE COMMITMENTS

The Company leases office space on a month-to-month lease.

Note 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of September 30, 2005, the Company was operating under K(2)(i) exemption for mutual fund transactions and a K(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $50,000 as of September 30, 2005.

At September 30, 2005, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $146,360, which was $96,360 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .18 to 1.

Note 9 - CONTINGENCIES

Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

NOTE 10 – CONCENTRATIONS AND BUSINESS RISK

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

The majority of the Company's clientele is from one geographical location, known as the Quad Cities, and outlying Iowa and Illinois communities.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ROBERT B. AUSDAL & CO., INC.
220 MAIN STREET
DAVENPORT, IOWA 52801

ROBERT B. AUSDAL & CO., INC.

REPORT ON AUDIT OF FINANCIAL STATEMENT AND SUPPLEMENTAL INFORMATION

SEPTEMBER 30, 2005